Annual and Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: September 23, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Proposal			
1. To re-appoint Deloitte Israel as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the Company's shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.	For ☐	Against ☐	Abstain ☐
2. To adopt the following resolutions:			
2.1. To re-appoint Mr. Michael Gally as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	For ☐	Against ☐	Abstain ☐
2.2. To re-appoint Mr. Haim Siboni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	For ☐	Abstain ☐	Against ☐
2.3. To re-appoint Mr. Shaul Gilad as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	For ☐	Abstain ☐	Against ☐
2.4. To re-appoint Ms. Vered Raz-Avayo as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	For ☐	Abstain ☐	Against ☐
2.5. To re-appoint Mr. Ehud Aharoni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.	For ☐	Abstain ☐	Against ☐
3. To amend the Company's Articles of Association, in the form attached as Exhibit A to the Proxy Statement.	For ☐	Against ☐	Abstain ☐
4. To approve the Company's Amended Exculpation Letter, in the form attached as Exhibit B to the Proxy Statement, and to grant the Amended Exculpation Letter to the Company's directors and office holders currently in the office (other than Mr. Haim Siboni and Ms. Sivan Siboni) as well as those who will serve with the Company from time to time.	For ☐	Against ☐	Abstain ☐
5. To adopt the following resolutions			
5.1. To grant options to purchase Ordinary Shares of the Company to certain members of the Company's Board of Directors, subject to their reappointment as members of the Company's Board of Directors as set forth in Proposal No. 5 of the Proxy Statement.	For ☐	Abstain ☐	Against ☐
5.2. To extend the exercise period of options to purchase Ordinary Shares of the Company, granted to certain members of the Company's Board of Directors, subject to their reappointment as members of the Company's Board of Directors, as set forth in Proposal No. 5 of the Proxy Statement.	For ☐	Abstain ☐	Against ☐
6. To amend Mr. Gally's terms of compensation as the Chairman of the Company's Board of Directors as set forth in Proposal No. 6 of the Proxy Statement	For ☐	Abstain ☐	Against ☐
7. To decrease to NIS 1.95 the exercise price of the Options granted to Magna Personnel, as set forth in Proposal No. 7 of the Proxy Statement.	For ☐	Abstain ☐	Against ☐
7a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the decrease to NIS 1.95 of the exercise price of the Options granted to Magna Personnel, as set forth in the Proxy Statement?*	Yes ☐	No ☐	

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   ____________ Please Date Above

________________ Please Sign Here   ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Shareholders Meeting
Foresight Autonomous Holdings Ltd.
to be held September 23, 2019
For Holders as of August 19, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. New York Time September 17, 2019.

PROXY TABULATOR FOR

FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on September 17, 2019)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **August 19, 2019**, at the Company's **Annual and Extraordinary General Shareholders Meeting to be held on September 23, 2019, at 3:00 p.m. (Israel time)**, at the Company's offices at 7 Golda Meir St., Ness Ziona, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming AGM and EGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903